UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arcellx, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

03940C 10 0

(CUSIP Number)

Karen Narolewski-Engel

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

610-766-2240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,500,007(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,500,007(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,007(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 3,466,811 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 2,033,196 shares held of record by SR Co-Invest II, LLC.
(2)

Based upon 42,736,584 shares of common stock (the “Common Stock”), of Arcellx, Inc. (the “Issuer”) outstanding upon the closing of the Issuer’s public offering as reported in the Issuer’s prospectus dated June 15, 2022 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2022 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Fund I Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,466,811
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,466,811

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based upon 42,736,584 shares of Common Stock outstanding after the Issuer’s public offering as reported in the Issuer’s Final Prospectus filed with the SEC on June 16, 2022.

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,466,811(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,466,811(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,811(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by SR One Capital Fund I Aggregator, LP.
(2)	Based upon 42,736,584 shares of Common Stock outstanding after the Issuer’s public offering as reported in the Issuer’s Final Prospectus filed with the SEC on June 16, 2022.

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Co-Invest II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,033,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,033,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based upon 42,736,584 shares of Common Stock outstanding after the Issuer’s public offering as reported in the Issuer’s Final Prospectus filed with the SEC on June 16, 2022.

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 6 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Co-Invest Manager II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,033,196(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,033,196(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,196(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by SR Co-Invest II, LLC.
(2)	Based upon 42,736,584 shares of Common Stock outstanding after the Issuer’s public offering as reported in the Issuer’s Final Prospectus filed with the SEC on June 16, 2022.

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 7 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,007(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,007(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,007(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 3,466,811 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 2,033,196 shares held of record by SR Co-Invest II, LLC.
(2)	Based upon 42,736,584 shares of Common Stock outstanding after the Issuer’s public offering as reported in the Issuer’s Final Prospectus filed with the SEC on June 16, 2022.

CUSIP No. 03940C 10 0	SCHEDULE 13D/A1	Page 8 of 9

Item 1. Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 17, 2022 (“Schedule 13D,” and as amended by this Amendment No. 1, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Arcellx, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878. This amendment is filed to reflect its new percentage beneficial ownership in the Issuer, which was decreased as a result of an increase in the Issuer’s Common Shares outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 21, 2022, the Issuer closed an underwritten public secondary offering of 7,000,000 shares of its Common Stock (the “Offering”). SR One did not participate in the Offering and, as a result, the percentage of Common Stock beneficially owned by the Reporting Persons decreased from 15.8% to 12.9%.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

SR ONE CAPITAL FUND I AGGREGATOR, L.P. By: SR One Capital Partners I, LP By: SR One Capital Management, LLC,

By:	/s/ Simeon George
Name: Simeon George
Title Managing Member

SR ONE CAPITAL PARTNERS I, LP By: SR One Capital Management, LLC, its General Partner

By:	/s/ Simeon George
Name: Simeon George
Title: Managing Member

SR ONE CO-INVEST II, LP By: SR One Co-Invest Manager II, LLC, its Manager By: SR One Capital Management, LLC, its Manager

By:	/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CO-INVEST MANAGER II, LLC By: SR One Capital Management, LLC, its Manager

/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Simeon George
Name: Simeon George
Title: Member

/s/ Simeon George
Simeon George